STRENGTHEN OUR FOUNDATION

SOUTHERN AFRICA ENERGY AND CHEMICALS continued



Overview of the year

The financial year 2025 was characterised by significant macro-economic pressures, persistent coal quality challenges, and operational reliability issues, all of which adversely affected our performance. We implemented various measures, including stringent cost discipline and effective working capital management, to minimise the impact on our profitability and cash flow.

In the final quarter of the year, we observed notable improvements, particularly in the production at Secunda Operations. This was attributed to enhanced gasifier availability, supported by a strategic short-term adjustment in mining operations, which involved the temporary closure of certain low-quality sections and supplemented by additional purchases to improve coal quality.

We continue to implement targeted interventions aimed at improving coal quality and operational stability across our facilities, while maintaining cost and capital discipline. These efforts are intended to position us on a path towards creating a healthy and sustainable business.

SAFETY IS A TOP PRIORITY

SAFETY OF OUR PEOPLE

In FY25, a tragic fatality occurred at the Sulphur East plant at Secunda Operations when a service provider employee fell during scaffold erection. As a top priority and key risk, safety is managed through the enterprise risk management (ERM) framework, the One Sasol SHE Excellence approach and the High-Severity Incident (HSI) programme.

All high-severity and potential high-severity incidents are thoroughly investigated by independent Chairpersons to identify root causes across organisational, workplace, and individual levels. Corrective actions are implemented and monitored through assurance processes, including cultural programmes, engineering solutions, and behaviour-based interventions. The focus remains on preventing incidents and managing critical risks.

PERFORMANCE

Our Southern Africa integrated value chain is the cornerstone of Sasol. It is characterised by significant value and strategic importance to the country.

Key features:

- **Advantaged market location** in the industrial heartland of South Africa
- **Diverse and integrated portfolio** enables optimisation across the entire value chain
- **A leading brand** with established local and global customers



Adjusted EBITDA contribution 2025

13%	Mining
20%	Gas
41%	Fuels
26%	Chemicals Africa

Mining

Our focus remains on improving the quality of coal supplied to Secunda Operations. This necessitated a short-term change in strategy involving the temporary closure of some low-quality sections and increasing external purchases until the destoning plant reaches beneficial operation (BO). As a result mining saleable production for 2025 of 28,2 mt was 7% lower than 2024 while external coal purchases increased by 9%.

Mining cost per ton increased to R662 per ton, 11% higher than 2024 negatively impacted by the lower production. Total cost per sales ton in 2025 of R742 per ton also increased by 11% compared to the prior year, mainly due to the higher mining cost per ton and higher external coal purchases.

Export sales volumes for 2025 increased by 10% compared to the prior year, supported by improved Transnet Freight Rail performance. External sales are being phased out during Q1 FY26, as per plan, to accommodate the destoning plant commissioning activities.

Gas

In Mozambique, gas production for 2025 was 1% higher than the prior year despite the impact of the unrest which started in Q2 FY25, reflecting the additional PSA contribution.

The external gas sales in South Africa for 2025 were 3% lower than the prior year mainly due to planned maintenance at the central processing facility (CPF) in Q1 FY25 and the impact of the unrest in Mozambique which started in Q2 FY25.

STRENGTHEN OUR FOUNDATION

SOUTHERN AFRICA ENERGY AND CHEMICALS continued

Operations

Secunda Operations' production volumes for 2025 of 6,7 mt were 4% lower than the prior year, primarily due to ongoing coal quality challenges which impacted gasifier availability, as well as unplanned factory outages.

Work is ongoing and underway to improve production volumes from Secunda Operations through targeted interventions to improve coal quality and gasifier availability.

The medium- to long-term improvement in profitability will be underpinned by already proven interventions to improve the quality and availability of coal feedstock. These interventions are expected to shift Secunda Operations to better stability, while further reliability improvements on the gasifiers will enhance predictability and energy efficiency improvements.

Sasolburg Operations' production volumes for 2025 were 4% lower than prior year impacted by internal planned and unplanned outages and external impacts from water supply disruptions and Eskom power failures.

Natref production in 2025 was 17% lower than prior year, impacted by planned and unplanned outages including the fire incident on the crude distillation unit in January 2025 and Eskom power outage in Q4 of FY25.

ORYX GTL had a strong performance and maintained stable performance for most of 2025 achieving a utilisation rate of 86%, significantly more than the utilisation rate achieved in the prior year of 50% which was impacted by the shutdown of Train 2.

The utilisation rate achieved in 2025 included 36 days planned shutdown of Train 2 for inspections during the last quarter of 2025.

Fuels

Liquid fuels sales volumes for 2025 were 2% lower than the prior year. Sales in the Commercial and Wholesale channels were adversely impacted by the aforementioned lower production at Secunda Operations and Natref, with higher external purchases being used to partially mitigate this impact. Mobility business has continued to demonstrate resilience amid a challenging macroeconomic and competitive fuel retail environment. While South African retail market fuel demand softened over the period, with total volumes declining by 0,9%, our performance was markedly ahead of the market, with volumes growing by 5% year-on-year.

Chemicals Africa

Sales volumes for 2025 were 4% lower than the prior year, impacted by lower chemicals production at Secunda Operations and Sasolburg Operations. The average sales basket price was 2% higher than prior year despite challenging global market conditions.


INSTRUMENT AIR

STRENGTHEN OUR FOUNDATION

SOUTHERN AFRICA ENERGY AND CHEMICALS continued

OUTLOOK

Unlocking value in the Southern Africa business is anchored in feedstock, operations, and marketing and sales, with feedstock and operations representing the largest levers at our disposal.

We are following an integrated approach that spans upstream feedstock and downstream facilities, with a focus on targeted reliability interventions.

SOURCE Feedstock/utilities

Mining

Maintaining a continuous supply of quality, cost-effective coal that meets the requirements for the Southern African value chain.

Mining saleable production is expected to be between 28 and 30 mt, 0 – 7% higher than prior year.

Total cost per sales ton is expected to remain within range of R700 – R750/ton, with improvement towards the lower end of the range supported by higher production and lower cost.

Destoning project is progressing well and remains on track for completion in H1 FY26, with sinks expected to average 12 – 14% in FY26.

Gas

The gas business (including Exploration) will continue to implement and optimise existing projects to extend the gas plateau to FY28, support initiatives aimed at supplying gas to external customers and, assess and pursue economically viable exploration opportunities in the region.

Combined PPA and PSA gas production in FY26 expected to be 0 – 10% higher than FY25, supported by further ramp up on PSA.

PRODUCE Leveraging unique technologies

Operations

Secunda Operations

Production volumes are expected to increase to 7,0 – 7,2 mt in FY26. This increase is driven by a restoration programme aimed at improving gasifier availability and the establishment of a destoning plant to enhance coal quality.

Through our self-build and renewable energy procurement programme, we have secured 920 MW of which 72 MW is already online and 98 MW will reach commercial operation date in Q1 FY26.

Sasolburg and Natref Operations

Key priorities in FY26 include improving equipment reliability of production and steam supply units, commissioning of additional low carbon boilers at Natref to stabilise steam supply and progress on CF 11 to meet FY27 compliance date. Opportunities to leverage existing technologies and sustainable feedstocks to repurpose current operations continue to be explored.

ORYX GTL

In FY26 ORYX GTL is expected to continue its overall good performance with shutdowns on both trains planned for FY27.

MARKET Supply customers globally

Fuels

We plan to continue optimising the channel mix to enhance financial performance and will continue to build on this success.

Overall FY26 sales volumes are expected to be 0 – 3% higher than FY25 driven by improved higher anticipated production at SO and Natref.

Gas marketing and sales

We expect to continue supplying the South African gas market with natural and methane-rich gas with volumes largely aligned to 2025.

Chemicals Africa

Chemicals Africa sales volumes for FY26 are expected to be 0 – 5% higher than FY25, supported by the anticipated improved production at our operations and dependent on supply chain performance in South Africa.

Restoring the Southern African value chain and unlocking value

Our focus

- Deliver on volume growth and margin upliftment
- Drive disciplined cost reduction; with targeted focus on capital efficiency
- Manage internal and external spend

FY26 Step-up and stabilise	**FY27** Ramp-up performance	**FY28** Performance restored	**US$55-60/bbl** value chain oil breakeven by FY26[1]	**US$50/bbl** value chain oil breakeven by FY28[1]
Coal quality improvement	Operational reliability	>7,4 mt Secunda Operations volume	[1] In nominal terms	[1] In nominal terms

STRENGTHEN OUR FOUNDATION

SOUTHERN AFRICA ENERGY AND CHEMICALS continued

Destoning at Sasol Mining

Improving coal quality to restore the Southern Africa value chain

Coal destoning has the potential to significantly reduce sinks*-content, thereby improving the overall quality of the coal blend. In December 2024, we made a final investment decision to repurpose our existing export beneficiation plant as a destoning solution.

The destoning project is progressing well and remains on track for completion in H1 FY26. To support gasifier availability improvements at Secunda Operations until the destoning plant comes online, a portion of our own coal production will be replaced with higher quality purchased coal containing lower sinks content.

We are continuing with further quality improvement initiatives, including the piloting of X-Ray sorting technology to reduce sinks-content, introducing online coal analysers to provide real-time quality information for blending, and implementing operational improvements to minimise the amount of fine coal generated in our coal mining and conveyance processes.

The implementation of destoning and other quality improvement initiatives is expected to reduce sinks content to average 12 – 14% in FY26, supporting improved production levels at Secunda Operations going forward.

* 'Non-coal' or inorganic rock within Run-of-Mine coal with a relative density >1,95.



Advancing gas supply



Mozambique

Production Sharing Agreement (PSA)

The PSA project is progressing and the integrated processing facility construction has been completed with commissioning progress at over 80%.

Initial gas facilities were completed, and the first PSA gas flowed in Q4 of FY24. Production volume for FY25 was 15,6 bscf of gas to the South African market.

Due to political unrest in the country starting in Q2 FY25 and other delays experienced that included theft and vandalism, the integrated oil, gas and liquefied petroleum gas (LPG) production facility is expected to reach beneficial operation in Q2 FY26.

Steaming ahead with low carbon steam boilers



Meeting new standards

The first of three new low-carbon boilers reached beneficial operations (BO) during the year, with ready for commissioning achieved on the second in August 2025 and the third BO in October 2025. These boilers reduce nitrous oxides and particulate matter, and will underpin sustained steam supply following the implementation of new minimum emissions regulations. This project will reduce Natref's overall greenhouse gas emissions profile by 6% (97,000 t/yr) reducing the import of coal-derived steam to zero.

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SOUTHERN AFRICA ENERGY AND CHEMICALS continued

BUILDING CREDIBILITY THROUGH PERFORMANCE

Boosting Clean Fuels 2 target

The successful commissioning of the Clean Fuels 2 (CF2) flow scheme is an important milestone for Secunda Operations (SO) and Sasol in achieving CF2 objectives.

The refinery CF2 solution includes rerouting of refinery streams, repurposing and upgrading existing distillation equipment, improving catalysts, implementing in-house alkylation technology in CatPoly, adding a new fuel additive system, and building new intermediary and component tanks without establishing a new tank farm.

The majority of the scope has been implemented, with beneficial operation for Benzene alkylation in CatPoly achieved in June 2025. Some distillate hydrotreater scope changes are scheduled for the second half of FY25, and the large tanks for February FY26.

We are targeting sustainable production of 100% CF2-compliant petrol and diesel from Q3 FY26.

The Natref Hybrid Project aims to simultaneously meet the new CF2 legislation that comes into effect June 2027 and allows Natref to meet new biofuel commitments. The project involves a new reformate splitter column at the exit of the Platformer unit, additional corrosion protection mechanisms, re-allocation of tankage, bio-ethanol associated gantry, pumping and piping infrastructure. The project is on track for Q4 FY27. Final investment decision was taken in January 2025. Detailed engineering is in progress, and the project remains on track for completion in Q4 FY27.



Mitigating emissions

Secunda Operations

Over the past two decades, Secunda Operations (SO) has allocated substantial resources to mitigating emissions and improving ambient air quality in the highveld area. Since 2014, SO has implemented several projects to comply with minimum emission standards. On 1 April 2025, it successfully achieved compliance through the following initiatives and projects:

- Volatile organic compound abatement and reduction programme implemented across the site.
- Decommissioning of high organic water and bio-sludge incinerators and rerouting material to the gasifiers.
- Implemented the 1 boiler equivalent turndown to adhere to our sulphur dioxide emissions target as per our approved 12A licence.
- Carried out several energy efficiency initiatives, further reducing the dependence on coal-derived energy.
- Installation of various particulate matter and nitrogen reduction retrofits – including an optimised configuration in the Fischer-Tropsch block of the facility, bringing about efficiency levers at different rates and modes.
- Secunda Operations remains committed to adhering to the 12A agreement and continues to work on and deliver the roadmap to reducing our environmental footprint.



Ensuring gas supply continuity

Methane-rich gas as a bridge

As natural gas reserves from Mozambique are projected to be depleted as from July 2028, we are dedicated to sustaining the external gas market in South Africa through the development of long-term solutions. While liquefied natural gas (LNG) import projects are still under development, by Sasol or others, we are implementing an interim solution to ensure supply continuity.

To address this challenge, pending approval of appropriate pricing by the National Energy Regulator, we will redirect methane-rich gas through our own methane-rich gas production at Secunda Operations, as a bridging supply for external users. This solution will operate from mid-2028 to mid-2030, providing stability while LNG infrastructure is established to support long-term growth and sustainability in the market. This interim piped gas solution has been well received by our customers, demonstrating alignment with efforts to ensure a stable transition to LNG. We remain committed to fostering collaboration and advancing initiatives that facilitate the transition to more sustainable energy solutions for South Africa's future.

STRENGTHEN OUR FOUNDATION

BUILDING CREDIBILITY THROUGH PERFORMANCE

SOUTHERN AFRICA ENERGY AND CHEMICALS continued

Fuels customer experience


SASOL REWARDS

Retail

Sasol Rewards

In 2025, the Sasol Rewards programme achieved significant growth, expanding its membership base from 1,8 million to 2,2 million. Since inception, the programme has enabled customers to earn points valued at over R725 million, with R580 million worth of points redeemed to date.

The launch of the Sasol Rewards App in July 2024 marked a pivotal milestone, enhancing both accessibility and user-experience. Transactions facilitated via the app now account for 20% of total rewards activity, highlighting growing popularity among members.

Award Winning Forecourt Excellence

For the third consecutive year, Sasol forecourts have been awarded top honours in the Petrol Stations: Forecourt Industry category, as evaluated by the 2024/2025 Ask Afrika Orange Index benchmark. Established in 2001, the Ask Afrika Orange Index is South Africa's longest-standing customer experience benchmark, celebrating and recognising excellence in customer service delivery.

Chemicals Southern Africa well-positioned to compete

Chemical products from our South African facilities

Chemicals Southern Africa boasts a diverse portfolio of products and markets,

As a leader in local base chemicals, we are a key supplier with long-standing customer relationships across sub-Saharan Africa. Globally, we hold market leadership in Comonomers, Fischer-Tropsch (FT) wax, and Co-FT catalysts, positioning us as a strategic supply partner for key customers. For the remaining export portfolio, our competitive cost position, established supply chains and equidistant access to major global markets provide a unique advantage, enabling us to adapt to changing market conditions.

We are intensifying our efforts to maintain our cost competitiveness in an increasingly oversupplied market by turning around and improving lower performing assets – such as the ethylene/polyethylene value chain – in our diverse portfolio. We are also leveraging our diverse global customer base to optimise returns, particularly in response to the impact of US tariffs on South African exports.

Carbon, Cobalt-FT catalyst
Sasol Chemicals' next generation Co-FT catalyst is a key enabler to produce carbon-neutral aviation fuel.

Heavy alcohols
Sasol's SAFOL 23 synthetic fatty alcohol's unique branching structure boosts the performance of detergents, cleaners, plastic additives, etc.

Wax, phenolics
SASOLWAX LC100 developed for the packaging adhesives market offers a 35% lower carbon footprint with the same high performance.



Monomers, polymers, chlor-alkali chemicals, sodium cyanide, ammonia, nitrates, methanol, and solvents
Sasol is the largest producer of basic chemicals for industrial, mining and agricultural applications in sub-Saharan Africa.

Comonomers
A leading global producer of 1-Octene, used in the production of advanced grades of polyethylene and elastomers, a key component in solar panels.

Renewable diesel

As a trusted partner in the energy transition, we remain committed to addressing future energy needs by fostering innovation and collaboration to drive lower-carbon solutions.

Sasol announced a Joint Development Agreement with Anglo American and De Beers in February 2025 to advance sustainable biofuels production. This partnership focuses on developing biofuel feedstock to reduce greenhouse gas emissions while ensuring cost competitiveness in the market, with the introduction of renewable diesel in FY26.



STRENGTHEN OUR FOUNDATION

INTERNATIONAL CHEMICALS

SALIENT FEATURES

- Strategically positioned to benefit from access to cost-effective ethane feedstock and a low energy cost environment in the United States.
- Global assets are geographically close to our key customer markets and geared to meet increasing demand.
- Our go-to-market strategies have shifted from a "volume-driven" to "value-driven" approach by implementing a tailored, market-oriented operating model.
- Strong, established relationships with customers for whom our solutions meet their current and future needs.
- A new organisational structure is standardising processes, increasing collaboration, and reducing costs through function-specific "Excellence" programmes.
- Continued asset optimisation focus to ensure our assets are competitive; some decisions around asset closures and mothballing were made and implemented.



Resetting our business

We integrate cutting-edge technologies into world-scale facilities to source, produce, and market high-quality products through integrated value chains that deliver efficient, tailored solutions. Our reach extends to more than 4 000 customers across 88 countries and various industries.

We are embarking on a multi-year journey to reset our business, return to sustainable profitability, and ultimately become an industry leader. Our history is built on successes driven by inherent strengths, adaptability and resilience. To fully realise our potential, we will reconnect with those ideals while balancing what is needed to tackle the evolving nature of our industry, reigniting our business and creating opportunities for future growth.

We benefit from integrated value chains with a tailored approach for each of our four business divisions to meet our current and future customers' needs and deliver returns.

	Base Chemicals	Care Chemicals*	Technical Formulations*	Advanced Materials*
	Provides critical raw materials, including ethylene and ethylene oxide to the market and our own assets for captive use in our alcohol- and ethoxylate-based surfactant value chains. Additional products in the portfolio include mono-ethylene glycol and amines.	Leading producer of surfactants, intermediates, fatty alcohols, and linear alkyl benzenes for fabric and homecare, industrial and institutional cleaning, and personal care markets.	Concentrates on high-margin differentiated markets for alcohols and specialty alkoxylates in key industrial applications.	Specialty alumina portfolio used in end markets such as engineered abrasives for precision machining, technical ceramics, and various catalytic applications.
FOCUS	Become leaner and more efficient while maximising cash generation. Value upliftment of by-product streams.	Unlock value by implementing a commodity business model to improve regional competitiveness in commodity detergent and surfactant applications while highlighting differentiated solutions in selected Care Chemicals applications.	Realign organisational capabilities to drive near-term advancements in leading chemistries, while selectively developing market opportunities that support focused Research and Development investment.	Accelerate sustainable growth by strategically leveraging core market strengths, optimising operational performance, and fostering innovation to enhance profitability across targeted segments.
STRENGTH	World-scale assets, back-integrated into cost-effective feedstock, with access to efficient supply chains.	Innovative surfactants and alcohols portfolio.	Well-positioned to deliver components that enable superior performance in high-value industrial applications.	Ability to provide tailored solutions to customers – emphasising specialty nature and potential to maximise market leadership.

*In Annual Financial Statements these are categorised as Differentiated Chemicals.

STRENGTHEN OUR FOUNDATION

INTERNATIONAL CHEMICALS continued



Overview of the year

In the past few years, amid a prolonged industry downturn, we also faced significant challenges internally. As a result, we underperformed compared with our peers. These challenges included recent investment returns falling short of expectations; several assets encountering operational reliability issues; and a regional organisational structure that led to duplication of functions, roles, and systems, resulting in higher overhead costs and inefficiencies.

In response, we developed and began implementing a new strategy to build a stronger, more resilient foundation with an immediate focus on resetting the business, including changing go-to-market strategies; taking decisive action on assets across Italy, Germany and the United States; and streamlining our organisation to drive greater cost discipline through standardised processes and increased collaboration.

The impacts of our actions are reflected in our FY25 results, including a significant increase in EBITDA year-on-year, putting us on track to create a healthy and sustainable business.

SAFETY IS A TOP PRIORITY

SAFETY OF OUR PEOPLE

In FY25, we saw improvements in injury case rates and injury severity rates, along with a reduction in the number of major process safety incidents. At the beginning of FY25, we reorganised our Safety, Health and Environmental (SHE) and Risk structure into a global organisation; with a split focus in tactical SHE at a regional level and strategic focus on risk, enablement, and process safety at a global level.

In February, various functions in our Brunsbüttel, Germany site celebrated 25 years without a recordable incident.

Throughout the year, we invested in and implemented new technologies and processes to enhance incident management, streamline reporting and improve risk management and assurances across all sites. Additionally, we automated the tracking of leading and lagging safety indicators for each region, enhancing the ability to share learnings and foster a safer, healthier work environment for all employees.

PERFORMANCE

Chemicals America

Total US$ turnover decreased by 5% impacted by a reduction in volumes offset by a 5% increase in sales basket price (US$/ton) driven by a stronger market price of ethylene in Base Chemicals and our value-over-volume strategy in differentiated chemicals.

Sales volumes for the year were 10% lower than the prior year mostly due to unplanned outages. Sales volumes in the fourth quarter increased 33%, higher compared to the previous quarter mainly in Base Chemicals with both the East Cracker and Louisiana Integrated Polyethylene joint venture cracker exceeding nameplate capacity in the quarter and all other Base Chemicals' units exceeding the previous quarter sales volumes.

FY25 Adjusted EBITDA % increased from 9% to 13% year-over-year driven by mainly the above mentioned improved prices, following our value-over-volume strategy, cost savings initiatives and insurance proceeds partially compensating losses related to the East Cracker fire.

Adjusted EBITDA contribution 2025



64%	Chemicals America
36%	Chemicals Eurasia

Chemicals Eurasia

Total US$ turnover increased by 4% resulting from higher prices, while sales volumes slightly decreased. The average sales basket price (US$/ton) for the financial year was 8% higher compared to the prior period supported by our ongoing strategic sales initiatives and stronger Palm Kernel Oil pricing.

Sales volumes for the year are 4% lower than the prior year, driven by our deliberate value-over-volume strategy, the mothballing of the alkylphenol plant in Q2 FY25 and the ongoing weak economic environment. Similarly, sales volumes in the fourth quarter were 4% lower compared to the previous quarter.

FY25 Adjusted EBITDA % increased from 5% to 6% year-over-year driven mainly higher unit margins, partly offset by lower sales volumes and higher cost associated with the ongoing modern Enterprise Resource Planning transformation project in the Northern Hemisphere (with the go-live of the SAP S4/Hana pilot in Italy in April FY25) partly offset by cost-saving initiatives.

STRENGTHEN OUR FOUNDATION

INTERNATIONAL CHEMICALS continued

OUTLOOK

We have completed a comprehensive strategic review aimed at enhancing returns and aligning performance with industry standards. The resulting plan is structured into three key phases, each designed to strengthen our position in the market and drive sustainable growth.

PHASE 1 – RESET

Strengthening our foundation by prioritising cost efficiency, optimising our go-to-market approach, and improving asset performance.

Strategic initiatives

Cost discipline is central to improving our financial performance in the short term. Key strategic initiatives include:

- **Streamlined organisational structure:** Implementing a new organisational structure to eliminate silos, standardise processes, and encourage greater cross-functional collaboration.
- **Operating model change:** Refining our value proposition for both commodity and specialty products to prioritise higher-margin solutions, focusing on margin expansion over sheer scale.
- **Excellence programmes:** Executing on our excellence programmes in commercial, operations, procurement and supply chain.
- **Asset optimisation:** Continuously evaluate the viability of our global assets to maximise value. Initial actions have already been taken to improve margins across our operations in Italy, Germany and the United States.

These changes are intended to foster a culture of innovation, collaboration, and calculated risk-taking, which will drive the company's growth.

1 Includes impact of asset portfolio optimisation

PHASE 2 – OPTIMISE

Transforming our business to facilitate the management of both internal and external debt, exploring new market growth opportunities, and fostering partnerships for growth.

Delivering

Adjusted EBITDA margin of:
FY26: **10 – 13%**
FY28: **> 15%**

Underpinned by

- **Safety, Health and Environment:** Zero Harm
- **Costs:** Continuous improvement
- **Assets:** Reliable and compliant
- **Production:** Focus on quality and efficiency
- **People:** Harnessing our expertise
- **New Enterprise Resource Planning (ERP) system**

PHASE 3 – EXCEL

Delivering long-term value by building upon our market leadership, complemented by inorganic growth opportunities.



STRENGTHEN OUR FOUNDATION

INTERNATIONAL CHEMICALS continued

BUILDING CREDIBILITY THROUGH PERFORMANCE

Generating value

Ongoing asset review programme nets positive results

We took decisive action to optimise our operational footprint to improve financial results:

- **United States**
  - Exiting the phenolics business and closing two phenolics sites in Texas.
  - Mothballing the Guerbet unit in Lake Charles.
- **Germany**
  - Leaving the alkylphenols business at our Marl site and mothballing the production facility.
- **Italy**
  - Mothballing the HF linear alkyl benzene (HF-LAB) production asset in Augusta, Sicily.

By aligning our asset footprint with long-term strategic goals, we are better positioned to enhance operational efficiency and maximise shareholder value.



Sustainability and progress against our greenhouse gas (GHG) emission targets

Achieved a 23%* reduction in GHG emissions during FY25, making steady progress towards our 30% reduction target.

. *Off FY17 baseline

DISPAL capacity expansion at Lake Charles Chemicals complex



Powering growth and unlocking new opportunities

The DISPAL Capacity Expansion project reached a major milestone with the successful start of beneficial operation.

This strategic investment enhances production capabilities and unlocks new growth opportunities by increasing the value and contribution margin of alumina products. It also enables the transfer of alumina slurry feedstock between our legacy and expanded Ziegler alumina assets in Lake Charles.

The project is part of our asset optimisation strategy to leverage existing assets for additional sales.

Making Zero Harm a reality



Units in Brunsbüttel mark 25 years of safety excellence

In February, multiple functions at our Brunsbüttel site – including our Research and Development teams, and the pilot plant team – achieved a remarkable safety milestone: no recordable incidents since 2000.

The site's fire department also plays a crucial role in maintaining safety. This success reflects the commitment, attention to detail and collaboration across all teams.

Redefining personal care

A game-changing stearyl alcohol that is redefining personal care

In November 2024, we introduced NACOL 18-98, a breakthrough in personal care, offering a palm-free, biobased stearyl alcohol alternative.

Sourced from European rapeseed oil, it significantly reduces the carbon footprint compared with traditional palm-based options. This 100 percent natural ingredient not only meets the European Union's Deforestation Regulation, but also aligns with the growing demand for sustainable, eco-conscious solutions.

Versatile in use, NACOL 18-98 functions as a conditioning agent, stabiliser, and thickener, providing formulators with a high-performance, sustainable option for the future of personal care.



GROW AND TRANSFORM

BUSINESS BUILDING

Our approach is to build new sustainable value streams to grow our income, and reduce carbon intensity over time. As markets and customers'-expectations evolve, we will have to be ready to move as the demand for lower-carbon products grow.

SALIENT FEATURES

- Laid the foundation for a new integrated power business, expanding our renewable energy ambition to 2 gigawatts by 2030.
- Applied for an electricity trading licence and progressed plans to sell surplus power. Ampli Energy[1] secured one of the first offtake agreements.
- Developed capability to convert excess electricity into hydrogen and lower-carbon fuels and chemicals.
- Aligned with immediate customer demand for renewable fuels through strategic collaborations, with Anglo American and De Beers.
- Secured strategic feedstock and production partnerships to ensure reliable supply and processing capability.
- Enabling the transition to liquefied natural gas through interim bridge of natural gas.
- Collaborating with Eskom to develop a gas-to-power solution that anchors liquefied natural gas demand aggregation.
- Advancing global and local sustainable aviation fuel initiatives, leveraging our international JV, Zaffra[2].
- Leveraging carbon offsets and Renewable Energy Certificates to enhance environmental performance.

[1] Joint venture with Discovery Green
[2] Joint venture with Topsoe



Our fully integrated value chain provides a distinct advantage in scaling sustainable solutions. Our fuels and chemicals operations offer a reliable, built-in offtake for sustainable feedstocks, enabling us to layer in renewable and low-carbon streams with reduced risk. This integration allows new sustainable businesses to grow alongside our core operations, rather than relying on high-risk greenfield developments. As a result, we are well-positioned to expand beyond internal consumption and unlock broader market opportunities with a lower risk profile than many of our peers.

Grow and transform | Strategic focus areas aligned with delivering sustainable value

- Build integrated **power business** through renewable energy
- Grow in sustainable **fuels and chemicals**
- Protect value from **gas business**
- Explore further **opportunities**

Milestones achieved | **Growing in step with internal and customer demand**

Date	Above	Below
2024	Msenge 69 MW BO*	Signed gas-to-power Memorandum of Understanding with Eskom
FEB 2025	Demonstrated 10% biomass boiler co-feed	Signed renewable diesel joint development agreement with Anglo American and De Beers
APR 2025	Electricity trading licence application submitted	First boiler turndown for 30% Emissions Reduction Roadmap
MAY 2025	Discovery Green partnership (Ampli Energy) launched	Additional 160 MW in purchase power agreements secured
2025	Produced first 30 000 litres of renewable diesel in Africa; Northern Free State solar PV 98 MW BO*	Renewable diesel scale-up (1 to 2 million litres)
2026	Impofu Cluster 330 MW BO*	
2027	De Aar 2 South 140 MW BO*; Paarde Valley 120 MW BO*	Sasol and Topsoe to deliver proof of concept e-fuels technology to produce 2 400 tpa of sustainable aviation fuel in Germany**
2028	Additional 1 GW of renewable energy contracted	Methane-rich gas bridge to liquefied natural gas implemented
2030	Up to 2 GW renewable energy	

* Beneficial operation
** Power-to-liquids Fuels Technology Platform with German Aerospace Centre (DLR) in Germany.

GROW AND TRANSFORM

BUSINESS BUILDING continued

Renewable energy (RE) strengthens our foundation business and lowers carbon intensity.

Sasol is proud to be one of the largest purchasers of renewable energy in South Africa, reflecting our commitment to a just energy transition.

Our renewable energy strategy follows a focused, two-pronged approach designed to accelerate decarbonisation while creating long-term value.

First, we have secured low-cost power purchase agreements (PPAs) for shovel-ready renewable energy projects. These agreements enable us to rapidly reduce our carbon footprint by displacing expensive and carbon-intensive electricity, delivering immediate cost savings and emissions reductions.

Second, the stability provided by these PPAs creates strategic headroom, allowing us to pivot toward equity participation and trading positions in the renewable energy value chain.

This positions us to capture additional value and play a more active role in shaping a sustainable energy future.

920 MW secured via PPAs and self-builds

>R4bn Projected cumulative reduction in electricity costs (2025-2030)

>10mt Projected cumulative scope 2 GHG reduction (2025-2030)

Protecting our gas income streams

Our gas value chain continues to operate as a profitable standalone business. As gas production in southern Mozambique declines, we are bridging the gap through near-field extensions, methane-rich gas (MRG), and ultimately a liquefied natural gas (LNG) solution. We see an opportunity to protect and grow income from our midstream and downstream operations, particularly as gas demand increases in South Africa.

We believe that LNG remains the only viable alternative to meet South Africa's medium- to long-term energy needs and to support the transition away from coal-based power generation. We are collaborating with Eskom to accelerate the development of a gas-to-power solution that would provide the anchor demand necessary to aggregate LNG. Unlocking the next phase of South Africa's gas economy is a complex undertaking – but Sasol is uniquely positioned to support the country's gas ambitions.

FY25 – FY28	FY29 – FY30	FY30+
Extend supply	**Gas bridge**	**Aggregate liquefied natural gas**
Continue with **upstream exploration activities** in southern Mozambique to unlock further value	**Offer methane-rich gas** from Secunda Operations to provide supply certainty for gas customers	**Import liquefied natural gas** to meet long-term external market demand and **co-develop** gas-to-power demand

Preserve and grow long-term value through development of supply options and gas-to-power initiatives

Deploying technology and assets where demand is strongest

As global industries continue to evolve, there is an accelerating shift toward sustainable feedstocks and products.

This dynamic and rapidly growing sector presents significant opportunities, with innovative solutions emerging across a wide range of industries. The transition to more sustainable practices is not only an environmental imperative but also a strategic move toward long-term resilience.

Success in this area will depend on the ability to:
- access low-cost feedstocks;
- convert these into products; and
- place these products competitively in the market.

We have established a Bio-Feedstock Research Centre to evaluate the viability and scalability of various energy crops – including biolipids, biomass, and biomethane – for low-carbon fuel and chemical production, while also fostering skills development through academic partnerships.

In collaboration with Anglo American and De Beers, we are converting degraded mining land into high oil-yield crop hubs. This initiative, when combined with our Natref refinery and established diesel customer base, provides us with a significant competitive advantage.

In the aviation sector, mandates, such as those in the European Union (EU), are driving viable demand for sustainable aviation fuel (SAF).

We are well positioned to participate in this emerging market. Through our Zaffra joint venture with Topsoe, we are leveraging globally recognised technologies to enable the competitive production of SAF.

Notably, Sasol and Topsoe's technology has been selected for the German Aerospace Center's power-to-liquid fuels technology platform. Commercial and market readiness are being accessed.

We are also preparing for commercial-scale SAF production in South Africa, supported by strong EU collaboration to ensure sustainability in our Secunda Operations.

Customers | **Sustainable feedstocks** | **Technology and assets**


Aviation
Mining and logistics
Feedstock supply development
Refining
Fischer-Tropsch
ZAFFRA
Sustainable aviation fuel

Driving innovation through synergistic value-chain partnerships

GROW AND TRANSFORM

BUSINESS BUILDING continued

Scaling renewable energy commitments



Progress on our power purchase agreement (PPA) programme is laying the foundation for the development of an integrated power business.

Sasol's first large-scale renewable energy project under the procurement programme – the Msenge Emoyeni Wind Farm (Msenge) – achieved commercial operation in October 2024.

The 69 MW Msenge Wind Farm, comprising 16 turbines, is already supplying electricity to our Sasolburg Operations via wheeling through the national grid. Completed in just 18 months, Msenge is one of the fastest-executed renewable energy projects, leveraging the deep technical expertise of the consortium and expanding local capability in delivering large-scale renewable power infrastructure.

Given the scale of Sasol's energy demand, we continue to attract strong interest, not only from electricity suppliers, but also from partners seeking collaborative growth opportunities. Our integrated power business spans existing operations, renewable electricity, gas-to-power, and biomass-to-power solutions. This breadth of capability provides the flexibility to act as a key aggregator in South Africa's evolving energy landscape, enabling us to leverage scale and secure access to high-quality energy resources.

Through our self-build and renewable energy procurement programme we have secured 920 MW. With plans to secure additional electricity supply agreements within two years, we aim to scale our renewables business to up to 2 GW by 2030, displacing coal-based electricity and delivering competitive returns.

Unlocking renewable energy access for all

Sasol and Discovery Green launch Ampli Energy to empower South African businesses

Sasol, in partnership with Discovery Green (a Discovery Limited initiative), launched Ampli Energy – a first-of-its-kind, month-to-month renewable energy solution aimed at democratising access to green electricity for South African businesses. The first tranche of 15 MW, sourced from the Msenge Wind Farm, was fully subscribed.

Ampli Energy enables businesses to replace a significant portion of their electricity with renewable energy already flowing through the national grid – without the need for upfront capital, infrastructure installation, or long-term contracts.

This initiative supports our decarbonisation roadmap and shared value approach by expanding renewable energy access, stimulating local economic participation, and enabling scalable, low-risk energy solutions for the broader business community.

ampli ENERGY

Decarbonising electricity and steam with biomass



Validating the use of biomass as a supplementary fuel in our energy mix

We successfully co-fired approximately 840 tons of pellets derived from invasive alien species and sawmill residues, demonstrating that our boilers can accommodate a 10% biomass co-feed without requiring major upgrades. This validation supports the production of green steam and power. Co-feeding biomass offers a relatively low-capex pathway to reduce scope 1 emissions.

Fuelling hard-to-abate sectors



Renewable diesel gaining momentum

We launched our renewable diesel and signed a Joint Development Agreement with Anglo American and De Beers to conduct field trials for energy oil crops and secure offtake arrangements. Keen interest from the industrial and mining sectors reinforces our role in supporting decarbonisation efforts.

At Natref, we successfully produced and sold 30 000 litres of renewable diesel in a commercial once-off demonstration – the first of its kind in Africa – alongside approximately 4 000 litres of sustainable aviation fuel. This demonstration, which utilised used-cooking oil and vegetable oil as feedstocks, highlights the technical feasibility of producing low-carbon fuels within existing infrastructure.

These initiatives form part of our broader strategy to develop sustainable feedstock supply chains, advocate for flexible allocation principles in international markets, and position South Africa as a credible contributor to the global green fuels economy.